# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND, CIK 0001266585
CUSIP: 670682871, 670682855
Title of class of securities: PREFERRED SHARES
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0000072971
Persons authorized to receive notices and communications: Vera Gurova, Senior Counsel, Wells Fargo& Company, 401 S. Tryon Street, 26th Floor, Charlotte, North Carolina (NC), 28202, (704) 339-2335

## Reporting persons
- Wells Fargo & Company (CIK 0000072971): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 6,204; sole dispositive power 0; shared dispositive power 6,204; aggregate amount beneficially owned 6,204 (76.84% of the class)
  Comment: Shares reported include both shares of the CUSIP 670682871listed on the cover page, and of CUSIP 670682855.
- Wells Fargo Municipal Capital Strategies, LLC (CIK 0001585457): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 6,204; sole dispositive power 0; shared dispositive power 6,204; aggregate amount beneficially owned 6,204 (76.84% of the class)
  Comment: Shares reported include both shares of the CUSIP 670682871 listed on the cover page, and of CUSIP 670682855.

## Item 1. Security and Issuer
Title of class of securities: PREFERRED SHARES
Name of issuer: NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Comment:
This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated April, 3, 2023 and filed with the SEC on April 12, 2023 (the "Original Schedule 13D"). as amended by Amendment No. 1 dated February 28, 2017 and filed with the SEC on March 2, 2017 ("Amendment No. 1") for Wells Fargo & Company ("Wells Fargo") and Wells Fargo Municipal Capital Strategies, LLC ("Capital Strategies") (collectively, the "Reporting Persons") with respect to certain preferred shares ("Preferred Shares") of Nuveen Municipal High Income Opportunity Fund (the "Issuer").

This Amendment is being filed as a result of the reorganization of Nuveen Pennsylvania Quality Municipal Income Fund ("NQP") and Nuveen New Jersey Quality Municipal Income Fund ("NXJ") with and into the Issuer on April 27, 2026 (the "Reorganization"), pursuant to which Capital Strategies exchanged its 1,443 Series 2 VRDP Shares of NXJ (CUSIP: 67069Y607), its 886 Series 3 VRDP Shares of NXJ (CUSIP: 67069Y706), its 1,125 Series 2 VRDP Shares of NQP (CUSIP: 670972603), and its 1,050 Series 3 VRDP Shares of NQP (CUSIP: 670972702) for 4,504 Series 1 VRDP Shares of the Issuer (CUSIP: 670682855).

Capital Strategies additionally holds 1,700 Series 2031 AMTP Shares of the Issuer (CUSIP: 670682871) which were reported on the Original Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Civil proceedings (securities laws) in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.
Citizenship: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of NXJ and NQP into the Issuer, Capital Strategies exchanged its 1,443 Series 2 VRDP Shares of NXJ (CUSIP: 67069Y607), its 886 Series 3 VRDP Shares of NXJ (CUSIP: 67069Y706), its 1,125 Series 2 VRDP Shares of NQP (CUSIP: 670972603), and its 1,050 Series 3 VRDP Shares of NQP (CUSIP: 670972702) for 4,504 Series 1 VRDP Shares of the Issuer (CUSIP: 670682855)."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of NXJ and NQP into the Issuer, Capital Strategies exchanged its 1,443 Series 2 VRDP Shares of NXJ (CUSIP: 67069Y607), its 886 Series 3 VRDP Shares of NXJ (CUSIP: 67069Y706), its 1,125 Series 2 VRDP Shares of NQP (CUSIP: 670972603), and its 1,050 Series 3 VRDP Shares of NQP (CUSIP: 670972702) for 4,504 Series 1 VRDP Shares of the Issuer (CUSIP: 670682855) pursuant to that certain Initial Series 1 Variable Rate Demand Preferred Shares (VRDP) Adjustable Rate Special Rate Period Purchase Agreement dated April 27, 2026."

## Item 5. Interest in Securities of the Issuer
Other persons with the right to receive dividends or sale proceeds: Item 5(d) of the Original Schedule 13D is hereby amended to read: "No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, AMTP Shares or VRDP Shares that may be deemed to be beneficially owned by the Reporting Persons."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"Following the Reroganization the voting and consent rights on the Reporting Persons' Series 2031 AMTP Shares of the Issuer (CUSIP 670682871) will remain subject to the Voting Trust as reported on the Original 13D.

With respect to the Series 1 VRDP Shares acquired by Capital Strategies in connection with the Reorganzation, on April 27, 2027, Capital Strategies assigned certain preferred class voting rights on such VRDP Shares to a voting trust (the "Series 1 Voting Trust") created pursuant to that certain Voting Trust Agreement, dated April 27, 2026 among Capital Strategies, Glass Lewis & Co., LLC, as voting trustee (the "Series 1 Voting Trustee") and Glass Lewis & Co., LLC, as voting consultant (the "Series 1 Voting Consultant"). Voting and consent rights on the VRDP Shares not assigned to the Series 1 Voting Trust have been retained by Capital Strategies. The Seriese Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Series 1 Voting Trust, the Series 1 Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Series 1 Voting Trustee on voting or consenting. The Series 1 Voting Trustee is obligated to follow any such recommendations of the Series 1 Voting Consultant when providing a vote or consent.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Limited Power of Attorney"

Item 7 of the Original Schedule 13D is hereby further amended by adding the following Exhibit to the listings of exhibits to be attached to this Schedule 13D:

"Exhibit Description of Exhibit

99.5 Amended and Restated Schedule I and Schedule II

99.6 Initial Series 1 Variable Rate Demand Preferred Shares (VRDP) Adjustable Rate Special Rate Period Purchase Agreement, dated April 27, 2026

99.7 Voting Trust Agreement, dated April 27, 2026

99.8 Amendment to Voting Trust Agreement, dated April 24, 2026."

## Signatures
- Wells Fargo & Company: /s/ Patricia Arce, Patricia Arce, Designated Signer (04/29/2026)
- Wells Fargo Municipal Capital Strategies, LLC: /s/ Daniel Frizsell, Daniel Frizsell, Vice President (04/29/2026)
Comment: Please note that Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with the amended and restated Schedule I and Schedule II attached to this Amendment.